Reagan Bosco International Company, Inc.

1800 2nd Street, Suite 603

Sarasota, FL 34236

October 10, 2023

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attn:	Mr. Kibum Park
Mr. Jeffrey Gabor

Re:	Reagan Bosco International Company, Inc.
Amendment No. 1 to the Registration Statement on Form S-1
Filed October 6, 2023
File No. 333-274718

Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Reagan Bosco International Company, Inc., a Nevada corporation (the “Registrant”), hereby respectfully requests that the effective date of the above-captioned registration statement on Form S-1 (the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 4:00 p.m. Eastern Time on October 12, 2023 or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

(i) should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Megan Penick, of Michelman & Robinson, LLP, at mpenick@mrllp.com or by telephone at 646-320-4104, with any questions and please notify us when this request for acceleration has been granted.

Sincerely,

/s/ Timothy Spell
Timothy Spell
Chief Executive Officer
Reagan Bosco International Company, Inc.